RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

LONG-TERM GROWTH STRATEGY DRIVES HUNT FOR PROFITABLE NEW PROSPECTS;

2006 SHOWS FURTHER PROFIT RISE, INCREASE IN RESOURCE BASE

London, United Kingdom, 29 March 2007  -  Randgold Resources’ consistent adherence to a long-term growth strategy has given it a record of value creation with few equals in the gold mining industry, says chairman Philippe Liétard in the company’s 2006 annual report, published today.

During the year the company increased its profit before tax by more than 50% to US$74 million and started dividend payments.  It ended 2006 with cash of US$143 million after spending more than US$100 million on the completion of the plant at its Loulo mine, the repayment of the first third of the Loulo project finance, the first stage of the underground development at Loulo and its ongoing exploration programmes.

Liétard says the company remains committed to its strategy of investing its financial and intellectual capital in exploration to find successful operations capable of generating profits which it can reinvest in its future to ensure sustainability.

“This is particularly important in the current market, where the excitement of a rising gold price seems to have shifted the industry’s emphasis from building profitable businesses to pursuing short-term trading opportunities,” he says.

“We do not know how long the bull run in the gold price will continue.  However, as far as Randgold Resources is concerned, our overriding priority is to continue finding and developing good gold prospects and building a business that will be successful not only at present gold prices but also at the much lower price levels at which the metal has traded in the past.”

Liétard notes that in the challenging spheres of African mining and international markets, a company’s success is directly linked to the skills and motivation of its personnel.

“Randgold Resources has since its inception had exceptionally competent executive and exploration teams.  Over time, the company has also developed first-class skills in the evaluation, design and development of capital projects, operational management, corporate finance, procurement and logistics.  It has also invested a great deal of effort in nurturing local managers in host countries, to considerable effect.”

As part of the continuing expansion of its intellectual base, the company has added two eminent international businessmen, Norborne P Cole, Jr and Karl Voltaire, to its board.

Also in the report, chief executive Mark Bristow says the company’s long-term approach means that it constantly has to search beyond its existing borders for fresh profitable growth opportunities.

“Exciting and demanding as the Yalea and Gara underground developments (at Loulo) are, we are already looking past them at future prospects.  We can do this because, as our record shows, our management teams are more than capable of running one operation while building another and advancing a third,” he says.

Bristow says the Tongon project in the Côte d’Ivoire, currently at final feasibility study stage, could well have the makings of the company’s third major mine.  A development decision will be made at the end of 2008.  Elsewhere in Africa, the Kiaka target in Burkina Faso has emerged as a significant mineralised gold system and in Senegal, 12 advanced targets are being evaluated.

“We ended the year with a total of 128 promising targets on almost 20 000 km² in six countries in West and East Africa.  In line with our policy of constantly seeking to widen our horizons, we have recently put together an ‘African hunting team’ whose brief is to find and evaluate opportunities in prospective countries where we do not already have a presence,” he says.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +44 788 071 1386	+44 791 709 8939	+27 11 728 4701 Cell: +27 83 266 5847 Fax: +27 11 728 2547* Email: randgoldresources@dpapr.com

Website:  www.randgoldresources.com

The annual report has been mailed to shareholders and is now available for viewing or downloading from our website at www.randgoldresources.com.  If you wish to receive by post a hard copy of the report or a CD containing the report, please e-mail or fax* your request to Kathy du Plessis at randgoldresources@dpapr.com with your details.

* see fax number above

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006.  Randgold Resources assumes no obligation to update information in this release.  Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves.  We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.